Exhibit 99.1

111, Inc. Provides Updates on its Status Under the Holding Foreign Companies Accountable Act

SHANGHAI, May 5, 2022 /PRNewswire/ -- 111 Inc. ( "111" or the "Company") (NASDAQ: YI), a leading tech-enabled healthcare platform company in China, today announced that on May 4th, 2022, the Securities and Exchange Commission (the "SEC") provisionally listed the Company as a "Commission-Identified Issuer" under the Holding Foreign Companies Accountable Act of the United States (the "HFCAA").

This identification was expected by the Company as a routine application procedure following the Company's filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021 on April 29th, 2022. This identification indicates that the SEC has determined the Company used an auditor whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States ("PCAOB") to issue the audit opinion for the Company's financial statements for the fiscal year ended December 31, 2021. The HFCAA requires the SEC to prohibit the securities of a "Commission- Identified Issuer" from being traded on any of the U.S. securities exchanges if the auditor of the covered issuer's financial statements is not subject to inspection by the PCAOB for three consecutive years, beginning in 2021.

111 will continue to monitor developments and has been proactively exploring available options to protect the interest of its shareholders. 111 will continue to comply with applicable laws and regulations in all jurisdictions, including the HFCAA, and strive to maintain its listing status on Nasdaq.

About 111

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward- looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

SOURCE 111, Inc.

http://ir.111.com.cn/2022-05-05-111,-Inc-Provides-Updates-on-its-Status-Under-the-Holding-Foreign- Companies-Accountable-Act